UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 22 November 2022, London UK

GSK provides an update on Blenrep (belantamab mafodotin-blmf) US marketing authorisation

GSK plc (LSE/NYSE: GSK) today announced it has initiated the process for withdrawal of the US marketing authorisation for Blenrep (belantamab mafodotin-blmf) following the request of the US Food and Drug Administration (FDA). This request was based on the previously announced outcome of the DREAMM-3 phase III confirmatory trial, which did not meet the requirements of the US FDA Accelerated Approval regulations. Blenrep is a monotherapy treatment for adult patients with relapsed or refractory multiple myeloma (RRMM) who have received at least four prior therapies, including an anti-CD38 monoclonal antibody, a proteasome inhibitor, and an immunomodulatory agent.

As part of the Company's efforts to ensure physicians and patients are supported during this important time, patients already enrolled in the Blenrep Risk Evaluation and Mitigation Strategy (REMS) programme will have the option to enrol in a compassionate use programme to continue to access treatment. Further information on enrolling patients into the compassionate use programme will be provided directly to REMS-enrolled prescribers. Patients currently being treated with Blenrep should consult their healthcare provider.

GSK continues to believe, based on the totality of data available from the DREAMM (DRiving Excellence in Approaches to Multiple Myeloma) development programme, that the benefit-risk profile of belantamab mafodotin-blmf remains favourable in this hard-to-treat RRMM patient population. Patients responding to belantamab mafodotin-blmf experienced durable clinical benefit, and safety remains consistent with the known safety profile.

Sabine Luik, Chief Medical Officer, said, "We respect the Agency's approach to the accelerated approval regulations and associated process. Multiple myeloma is a challenging disease, with poor outcomes for patients whose disease has become resistant to standard-of-care treatments. We will continue the DREAMM clinical trial programme and work with the US FDA on a path forward for this important treatment option for patients with multiple myeloma."

Additional trials within the DREAMM clinical trial programme are designed to determine the benefit of belantamab mafodotin-blmf in combination treatment with novel therapies and standard-of-care treatments in earlier lines of therapy and dosing optimisation to maintain efficacy while reducing corneal events. Data from the DREAMM-7 and DREAMM-8 phase III trials are event-driven, and results are anticipated in the first half of 2023. The results of these trials will be shared with health authorities and inform future regulatory pathways.

About DREAMM-3
The DREAMM-3 phase III trial is an open-label, randomised head-to-head superiority trial evaluating the efficacy and safety of single-agent belantamab mafodotin compared to pomalidomide in combination with low-dose dexamethasone (PomDex) in patients with RRMM. A total of 325 participants were randomised in a 2:1 ratio to receive either single-agent belantamab mafodotin administered as a 2.5 mg/kg dose every three weeks or PomDex. Pomalidomide was administered daily on days 1 to 21 of each 28-day cycle, with dexamethasone administered once weekly (days 1, 8, 15, and 22 of each cycle). The primary endpoint was PFS. Secondary endpoints include overall survival, safety, ORR, duration of response and assessment of minimal residual disease.

About DREAMM-7
DREAMM-7 is evaluating the safety and efficacy of belantamab mafodotin in combination with bortezomib and dexamethasone versus daratumumab in combination with bortezomib and dexamethasone.

About DREAMM-8
DREAMM-8 is assessing the efficacy and safety of belantamab mafodotin in combination with pomalidomide and dexamethasone compared with that of a combination of pomalidomide, bortezomib and dexamethasone in participants with relapsed/refractory multiple myeloma.

About multiple myeloma
Multiple myeloma is the second most common blood cancer in the US and is generally considered treatable but not curable.[1],[2] In the US, more than 32,000 people are estimated to be diagnosed with multiple myeloma this year, and nearly 13,000 people will die from the disease.[3] Research into new therapies is needed as multiple myeloma commonly becomes refractory to available treatments.[4]

About B-cell maturation antigen (BCMA)
The normal function of BCMA is to promote plasma cell survival by transduction of signals from two known ligands, BAFF (B-cell activating factor) and APRIL (a proliferation-inducing ligand). This pathway is important for myeloma cell growth and survival. BCMA expression is limited to B cells at later stages of development. BCMA is expressed at varying levels in myeloma patients, and BCMA membrane expression is universally detected in myeloma cell lines.[5]

About Blenrep
Blenrep is an antibody-drug conjugate comprising a humanised BCMA monoclonal antibody conjugated to the cytotoxic agent auristatin F via a non-cleavable linker. The drug linker technology is licensed from Seagen Inc.; the monoclonal antibody is produced using POTELLIGENT Technology licensed from BioWa Inc., a member of the Kyowa Kirin Group.

Refer to the BLENREP Prescribing Information for a full list of adverse events and the complete important safety information in the US.

GSK in oncology
GSK is focused on maximising patient survival through transformational medicines. GSK's pipeline is focused on immuno-oncology, tumour cell targeting therapies and synthetic lethality. Our goal is to achieve a sustainable flow of new treatments based on a diversified portfolio of investigational medicines utilising modalities such as small molecules, antibodies, and antibody-drug conjugates, either alone or in combination.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com/company.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Madeleine Breckon	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, GSK's Q3 Results for 2022 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

[1]CA: A Cancer Journal for Clinicians, Vol. 70, Issue 1, Han/Feb 2020 Pages 7-30.
[2] Kazandjian D. Multiple myeloma epidemiology and survival: A unique malignancy. Semin Oncol. 2016;43(6):676-681. doi:10.1053/j.seminoncol.2016.11.004.
[3] SEER Cancer Facts & Figures 2019. Available at: https://seer.cancer.gov/statfacts/html/mulmy.html. Accessed October 2021.
[4] Nooka AK, Kastritis E, Dimopoulos MA. Treatment options for relapsed and refractory multiple myeloma. Blood. 2015;125(20).
[5] Lonial, S, et al. Belantamab mafodotin for relapsed or refractory multiple myeloma (DREAMM-2): a two-arm, randomised, open-label, phase 2 study. Lancet Oncol. 2020; 21(2):207-21.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: November 22, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc